Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Increase to Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, April 08, 2019 – Bank of Montreal (TSX, NYSE: BMO) today announced that, as a result of strong investor demand for its previously announced domestic public offering of Non-Cumulative 5-year Rate Reset Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 46”), the size of the offering has been increased to 14 million shares. The gross proceeds of the offering will now be $350 million. As announced earlier today, the offering will be underwritten on a bought deal basis by a syndicate led by BMO Capital Markets.

The anticipated closing date is April 17, 2019. The net proceeds from the offering will be used by the Bank for general banking purposes.

The Preferred Shares Series 46 and Preferred Shares Series 47 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Preferred Shares Series 46 or Preferred Shares Series 47 in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com